UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
Estimated average burden
hours per response… 10.4

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Netlist, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

64118P 10 9

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures previously provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 64118P 10 9

1	Names of Reporting Persons: I.R.S. Identification Nos. of above person (entities only) Jun S. Cho

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 1,144,000(1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 1,144,000(1)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,144,000(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

11	Percent of Class Represented by Amount in Row (9) 5.8%

12	Type of Reporting Person (See Instructions) IN

(1)

Includes 500,000 shares of common stock held by Mr. Cho as trustee of the Chun Ki Hong 2004 Trust and 500,000 shares of common stock held by Mr. Cho as trustee of the Won Kyung Cha 2004 Trust. Mr. Cho disclaims beneficial ownership of the shares held for these trusts.

CUSIP No. 64118P 10 9

Item 1.
	(a)	Name of Issuer Netlist, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 51 Discovery, Suite 150, Irvine, California 92618

Item 2.
	(a)	Name of Person Filing: Jun S. Cho
	(b)	Address of Principal Business Office or, if none, Residence 51 Discovery, Suite 150, Irvine, California 92618
	(c)	Citizenship United States
	(d)	Title of Class of Securities: Common Stock, par value $0.001 per share
	(e)	CUSIP Number 64118P 10 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

CUSIP No. 64118P 10 9

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 1,144,000(1)
(b) Percent of class: 5.8%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote. 1,144,000(1)
(ii) Shared power to vote or to direct the vote. 0
(iii) Sole power to dispose or to direct the disposition of. 1,144,000(1)
(iv) Shared power to dispose or to direct the disposition of. 0

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

(1)

Includes 500,000 shares of common stock held by Mr. Cho as trustee of the Chun Ki Hong 2004 Trust and 500,000 shares of common stock held by Mr. Cho as trustee of the Won Kyung Cha 2004 Trust. Mr. Cho disclaims beneficial ownership of the shares held for these trusts.

CUSIP No. 64118P 10 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  February 17, 2009

/s/ Jun S. Cho
Signature
Jun S. Cho